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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                Amendment No. 11

                             HEARTLAND EXPRESS, INC
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   422347 10 4
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remained of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  422347 10 4                                              Page 2 of 4

1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RUSSELL A. GERDIN

2)   Check the Appropriate Box if a Member of a Group
     (a)  N/A
     (b)  N/A

3)   SEC Use Only

4)   Citizenship or Place of Organization: United States of America

Number of         5)       Sole Voting Power                      21,857,619(1)
Shares Bene-
ficially by       6)       Shared Voting Power                             0
Owned by Each
Reporting         7)       Sole Dispositive Power                 23,793,895(1)
Person With:
                  8)       Shared Dispositive Power                        0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person 23,793,895(1)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    N/A

11)  Percent of Class Represented by Amount in Row (9)                  24.2%

12)  Type of Reporting Person:         IN

     (1) Mr. Gerdin owns 21,857,619 shares directly. An additional 1,936,276 shares are owned by a voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates. An additional 16,015,837 shares are owned by Grantor Retained Annuity Trusts. Mr. Gerdin does not serve as trustee nor does he have voting or dispositive power. Accordingly, these 16,015,837 shares are not included above.

CUSIP No. 422347 10 4                                               Page 3 of 4

Item 1.
     a.   Name of Issuer:                               Heartland Express, Inc.
     b.   Address of Issuer's Principal
          Executive Offices                             2777 Heartland Drive
                                                        Coralville, IA 52241
Item 2.
     a.   Name of Person Filing:                        Russell A. Gerdin
     b.   Address of Principal Business
          Office or, if none, Residence                 2777 Heartland Drive
                                                        Coralville, IA 52241
Item 3.
     If this statement is filed pursuant to  ss.ss.240.13d-1(b)  or 240.13d-2(b)
     or (c) Check whether the person filing is a:       N/A

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     a.   Amount beneficially owned:                              23,793,895(1)

     b.   Percent of class:                                             24.2%

     c.   Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote           21,857,619(1)

          (ii) Shared power to vote or to direct the vote                  0

          (iii) Sole power to dispose or to direct the
                disposition of                                    23,793,895(1)

          (iv) Shared power to dispose or to direct the
               disposition of                                              0

Item 5. Ownership of Five Percent of Less of a Class:                    N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person  N/A

     (1) Mr. Gerdin owns 21,857,619 shares directly. An additional 1,936,276 shared are owned by a voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates. An additional 16,015,837 shares are owned by Grantor Retained Annuity Trusts. Mr. Gerdin does not serve as trustee nor does he have voting or dispositive power. Accordingly, these 16,015,837 shares are not included above.

CUSIP No. 422347 10 4                                               Page 4 of 4

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
     Security Being Reporting on By the Parent Holding Company           N/A

Item 8. Identification and Classification of Members of the Group        N/A

Item 9. Notice of Dissolution of Group                                   N/A

Item 10 Certification                                                    N/A


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changes or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date

/s/ Russell A. Gerdin
Signature

Russell A. Gerdin, Chief Executive Officer
Name and Title